               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

                          SCHEDULE 13G

                          Amendment #3

            Under the Securities and Exchange Act of 1934



             Counsellors Tandem Securities Fund, Inc.
                        (Name of Issuer)



                       Preferred Stock
               (Title of Class of Securities)



                         222269-20-1
                        (CUSIP Number)



Check the following space if a fee is being paid with this statement


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.







                   CUSIP NO.   319963-10-4




1)   Name of Reporting Person              American Express Company

     S.S. or I.R.S. Identification         IRS No. 13-4922250
     No. of Above Person


2)   Check the Appropriate Box             (a)
     if a Member of a Group                (b) X - Joint Filing


3)   SEC Use Only


4)   Citizenship or Place of Organization  New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH
     (5)  Sole Voting Power                -0-
     (6)  Shared Voting Power              -0-
     (7)  Sole Dispositive Power           -0-
     (8)  Shared Dispositive Power         -0-

9)   Aggregate Amount Beneficially
     Owned by Each Reporting Person        -0-


10)  Check if the Aggregate Amount in
     Row (9) Excludes Certain Shares       Not Applicable


11)  Percent of Class Represented by
     Amount In Row (9)                     0.0%


12)  Type of Reporting Person              CO, HC





1(a) Name of Issuer:                       Counsellors Tandem Securities
                                           Fund, Inc.

1(b) Address of Issuer's Principal         466 Lexington Avenue
     Executive Offices:                    New York, NY 10017


2(a) Name of Person Filing:                American Express Company



2(b) Address of Principal Business Office: American Express Company
                                           American Express Tower
                                           World Financial Center
                                           New York, NY 10285


2(c) Citizenship:                          See Item 4 of Cover Page

2(d) Title of Class of Securities:         Preferred Stock, $.01 par value

2(e) Cusip Number:                         222269-20-1

3    Information if statement is filed pursuant to Rules 13d-1(b)
            or 13d-2(b):

                       Not Applicable

4    (a) Amount Beneficially Owned as of December 31, 1994:   See Item 9 of
         Cover Page

     (b) Percent of Class:    See Item 11 of Cover Page

     (c) Number of Shares as to which such person has:
           (i)Sole power to vote or to direct the vote:   See Item 5 of
              Cover Page
          (ii)Shared power to vote or direct the vote:   See Item 6 of
              Cover Page
         (iii)Sole power to dispose or to direct the disposition of:   See
              Item 7 of Cover Page
          (iv)Shared power to dispose or to direct the disposition  of:
              See Item 8 of Cover Page

5 Ownership of 5% or Less of a Class:

      If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6    Ownership of more than 5% on Behalf of Another Person:

                       Not Applicable

7    Identification and Classification of the Subsidiary Which
     Acquired the Security Being Reported on by the Parent
     Holding Company:
                       Not Applicable

8    Identification and Classification of Members of the Group:

                       Not Applicable

9    Notice of Dissolution of Group:

                       Not Applicable

10   Certification:

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


     Dated:    December 31, 1994


               AMERICAN EXPRESS COMPANY


               By:       /s/ Stephen P. Norman
             From:           Stephen P. Norman
            Title:           Secretary